UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q18

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 2.66 TRILLION FOR 2018 WHICH REPRESENTS AN INCREASE OF 2% COMPARED TO 2017 AND COP 1 TRILLION FOR THE FOURTH QUARTER OF 2018, WHICH REPRESENTS AN INCREASE OF 84% COMPARED TO THE PREVIOUS QUARTER.

•	Gross loans grew 8.3% when compared to 4Q17 and 5.5% during the quarter. The quarterly growth shows a positive trend in the credit demand in Colombia. Peso-denominated loans grew 6.5% when compared to 4Q17.

•	Net interest income was COP 2.82 trillion for 4Q18, increasing by 6.1% when compared to 4Q17. This positive performance is mainly explained by the growth in the loan book. Net interest income increased by 9.8% during the quarter.

•	The annualized net interest margin for the quarter was 6.0%. The margin increased by 30 basis points during the quarter thanks to a better performance in the investment portfolio. The margin was stable when compared to 4Q17.

•	Provision charges for the quarter were COP 987 billion and the coverage ratio for 90-day past due loans was 180.1%. Provision charges increased by 6.1% when compared to 4Q17 and decreased by 2.1% compared to 3Q18, these provisions allow us to maintain a solid coverage ratio. New past due loans totaled COP 4 billion for the quarter.

•	Net fees were COP 735 billion and increased by 7.1% compared to 4Q17. This growth was mainly driven by an increase in fees related to credit and debit cards, trust services and bancassurance. Net fees increased by 10.1% during the quarter.

•	Efficiency was 50.1% during the last twelve months. Operating expenses increased by 3.6% during 2018. The annual performance is explained by several strategies such as cost control, process improvement and digitality.

•	Tier 1 ratio was 10.1% on December 31, 2018 and decreased by 1 basis points when compared to December 31, 2017. The capital adequacy ratio was 13.5%.

February 21, 2019. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20181. For the quarter ended on December 31, 2018 (“4Q18”), Bancolombia reported consolidated net income of COP 1 trillion, or COP 1,041.94 per share - USD 1.28 per ADR. This net income represents an increase of 84.5% compared to the quarter ended on September 30, 2018 (“3Q18”) and an increase of 11.1% compared to the quarter ended on December 31, 2017 (“4Q17”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2018 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, 2019 $3,249.75 = US$ 1

1

4Q18

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q17	3Q18	4Q18	4Q18/3Q18	4Q18/4Q17
ASSETS
Net Loans	152,244,991	154,728,427	163,583,285	5.72%	7.45%
Investments	16,377,253	15,721,358	17,361,475	10.43%	6.01%
Other assets	35,285,967	36,205,543	39,168,858	8.18%	11.00%
Total assets	203,908,211	206,655,328	220,113,618	6.51%	7.95%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	131,959,215	130,334,802	142,128,471	9.05%	7.71%
Other liabilities	47,519,446	51,453,513	51,329,922	-0.24%	8.02%
Total liabilities	179,478,661	181,788,315	193,458,393	6.42%	7.79%
Non-controlling interest	1,316,586	1,715,901	1,806,305	5.27%	37.20%
Shareholders' equity	23,112,964	23,151,112	24,848,920	7.33%	7.51%
Total liabilities and shareholders' equity	203,908,211	206,655,328	220,113,618	6.51%	7.95%

Interest income	4,162,321	3,965,553	4,258,465	7.39%	2.31%
Interest expense	(1,505,606)	(1,397,178)	(1,439,205)	3.01%	-4.41%
Net interest income	2,656,715	2,568,375	2,819,260	9.77%	6.12%
Net provisions	(930,140)	(1,008,625)	(987,295)	-2.11%	6.14%
Fees and income from service, net	686,501	667,311	734,973	10.14%	7.06%
Other operating income	529,932	341,064	250,867	-26.45%	-52.66%
Total Dividends received and equity method	2,392	78,085	269,333	244.92%	11159.74%
Total operating expense	(1,631,172)	(1,847,055)	(1,943,894)	5.24%	19.17%
Profit before tax	1,314,228	799,155	1,143,244	43.06%	-13.01%
Income tax	(345,556)	(213,442)	(109,853)	-48.53%	-68.21%
Net income before non-controlling interest	968,672	585,713	1,033,391	76.43%	6.68%
Non-controlling interest	(66,771)	(42,494)	(31,222)	-26.53%	-53.24%
Net income	901,901	543,219	1,002,169	84.49%	11.12%

PRINCIPAL RATIOS		Quarter		As of
	4Q17	3Q18	4Q18	4Q17	4Q18
PROFITABILITY
Net interest margin (1) from continuing operations	6.01%	5.71%	6.04%	6.08%	5.80%
Return on average total assets (2) from continuing operations	1.76%	1.05%	1.87%	1.30%	1.28%
Return on average shareholders´ equity (3)	15.96%	9.43%	16.72%	11.99%	11.50%
EFFICIENCY
Operating expenses to net operating income	42.09%	50.54%	47.71%	49.22%	50.08%
Operating expenses to average total assets	3.18%	3.58%	3.62%	3.60%	3.62%
Operating expenses to productive assets	3.69%	4.11%	4.17%	4.20%	4.16%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.33%	11.20%	11.29%	11.33%	11.29%
Technical capital to risk weighted assets	14.18%	13.66%	13.47%	14.18%	13.47%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.26	0.76	1.28	3.64	3.40
Net income per share $COP from continuing operations	937.70	564.78	1,041.94	2,718.78	2,764.39
P/BV ADS (4)	1.23	1.29	1.20	1.23	1.20
P/BV Local (5) (6)	1.25	1.33	1.18	1.25	1.18
P/E (7) from continuing operations	7.94	13.93	7.36	10.96	11.09
ADR price	39.66	41.72	38.10	39.66	38.10
Common share price (8)	29,980	31,900	30,400	29,980	30,400
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,984.00	2,972.18	3,249.75	2,984.00	3,249.75

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2

4Q18

1.	BALANCE SHEET

1.1.	Assets

As of December 31, 2018, Bancolombia’s assets totaled COP 220,114 billion, which represents an increase of 6.5% compared to 3Q18 and of 7.9% compared to 4Q17.

During the quarter, the COP depreciated 9.3% versus the USD and over the past 12 months, it depreciated 8.9%.

The increase in total assets during the quarter is largely explained by the growth in the loan book.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3249,75 COP)	4Q18	4Q18/3Q18	4Q18	4Q18/3Q18	4Q18	4Q18/3Q18	4Q18	4Q18/3Q18
Commercial loans	77,327,385	3.11%	40,376,896	7.70%	12,424,616	-1.50%	117,704,281	4.64%
Consumer loans	22,059,963	7.07%	10,032,359	12.10%	3,087,117	2.53%	32,092,322	8.60%
Mortgage loans	12,663,661	2.93%	10,207,024	9.72%	3,140,864	0.35%	22,870,685	5.86%
Small business loans	653,988	4.18%	503,389	11.78%	154,901	2.23%	1,157,377	7.36%
Interests paid in advance	(3,494)	39.66%	(2,055)	9.38%	(632)	0.04%	(5,549)	26.68%
Gross loans	112,701,504	3.85%	61,117,613	8.77%	18,806,866	-0.52%	173,819,116	5.53%

In 4Q18, gross loans increased by 5.5% when compared to 3Q18. Peso-denominated loans grew 6.5% and the dollar-denominated loans (expressed in USD) increased by 2.8% when compared to 4Q17.

As of December 31, 2018, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 26% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama and the USD denominated loans in Colombia, accounted for 35.2% and increased by 8.8% during 4Q18 (when expressed in COP), explained mainly by the depreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 2.5% during the quarter and totaled COP 10,236 billion, equivalent to 5.9% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	4Q17	3Q18	4Q18	4Q18/3Q18	4Q18/4Q17
Commercial	111,029,197	112,484,706	117,704,281	4.64%	6.01%	67.7%
Consumer	27,860,987	29,552,136	32,092,322	8.60%	15.19%	18.5%
Mortgage	20,507,249	21,605,510	22,870,685	5.86%	11.52%	13.2%
Microcredit	1,076,043	1,078,080	1,157,377	7.36%	7.56%	0.7%
Interests received in advance	(5,382)	(4,380)	(5,549)	26.68%	3.10%	0.0%
Total loan portfolio	160,468,094	164,716,053	173,819,116	5.53%	8.32%	100.0%
Allowance for loan losses	(8,223,103)	(9,987,626)	(10,235,831)	2.49%	24.48%
Total loans, net	152,244,991	154,728,427	163,583,285	5.72%	7.45%

3

4Q18

1.3.	Investment Portfolio

As of December 31, 2018, Bancolombia’s net investment portfolio totaled COP 17,361 billion, increasing by 10.4% from the end of 3Q18 and by 6.0% from the end of 4Q17.

At the end of 4Q18, the debt securities portfolio had a duration of 21.0 months and a weighted average yield to maturity of 4.8%.

1.4.	Goodwill and intangibles

As of 4Q18, Bancolombia’s goodwill and intangibles totaled COP 7,202 billion, increasing by 9.2% compared to 3Q18. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of December 31, 2018, Bancolombia’s liabilities totaled COP 193,458 billion, increasing by 6.4% from the end of 3Q18 and by 7.8% compared to 4Q17.

Deposits by customers totaled COP 142,128 billion (or 73.5% of liabilities) at the end of 4Q18, increasing by 9.0% when compared to 3Q18 and by 7.7% over the last 12 months. The net loans to deposits ratio was 115.1% at the end of 4Q18.

Bancolombia’s funding strategy during the last months has been to reduce the average life and cost of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and stable margins.

Funding mix	4Q17		3Q18		4Q18
COP Million
Checking accounts	22,065,647	13%	20,436,265	12%	24,098,073	13%
Saving accounts	54,255,583	32%	53,926,535	32%	59,635,379	33%
Time deposits	53,961,586	32%	54,742,421	32%	56,853,141	31%
Other deposits	4,912,527	3%	5,577,801	3%	3,857,433	2%
Long term debt	19,648,714	12%	19,176,927	11%	20,287,233	11%
Loans with banks	14,906,743	9%	16,922,913	10%	17,712,186	10%
Total Funds	169,750,800	100%	170,782,862	100%	182,443,445	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q18 was COP 24,849 billion, increasing by 7.3% compared to 3Q18 and by 7.5% when compared to 4Q17.

Bancolombia’s capital adequacy ratio was 13.47% in 4Q18, 447 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.05%, 555 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.1% at the end of 4Q18.

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2018. The annual increase in the RWA is mainly explained by the growth in the loan book.

4

4Q18

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q17%		3Q18%		4Q18%
Basic capital (Tier I)	18,032,743	10.15%	19,331,181	10.24%	19,714,724	10.05%
Additional capital (Tier II)	7,143,524	4.03%	6,449,636	3.42%	6,704,143	3.42%
Technical capital (1)	25,176,267		25,780,818		26,418,868
Risk weighted assets including market risk	177,600,261		188,734,013		196,109,276
CAPITAL ADEQUACY (2)		14.18%		13.66%		13.47%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk-weighted assets.

5

4Q18

2.	INCOME STATEMENT

Net income totaled COP 1 trillion in 4Q18, or COP 1,041.94 per share - USD 1.28 per ADR. This net income represents an increase of 84.5% compared to 3Q18 and of 11.1% compared to 4Q17. Bancolombia’s annualized ROE for 4Q18 was 16.7%.

2.1.	Net Interest Income

Net interest income totaled COP 2,819 billion in 4Q18, 9.8% more than the one reported in 3Q18, and 6.1% more than the figure for 4Q17. During the year, the Net Interest Income was impacted negatively by the implementation of IFRS 9 during 2018, which caused a reduction of COP 297 billion.

Nevertheless, during 4Q18 some clients in "stage 3" recovered generating an increase in the net interest income for COP 120 billion.

During 4Q18, the investment, interest rate derivatives and repos portfolio generated COP 140 billion, up by 5.6% from 3Q18.

Net Interest Margin

The annualized net interest margin increased to 6.0% in 4Q18. The annualized net interest margin for investments was 3.5%, and the annualized net interest margin of the loan portfolio was 6.3%, increasing compared to the one reported in 3Q18. The margin improvement was due to a better performance in the investment portfolio, as well as the recovery of interests income of clients in "stage 3".

Annualized Interest
Margin	4Q17	3Q18	4Q18
Loans' Interest margin	6.3%	6.1%	6.3%
Debt investments' margin	2.6%	0.8%	3.5%
Net interest margin	6.0%	5.7%	6.0%

Total funding cost decreased during 4Q18, due to the reduction of long-term debt, as well as a reduction of the average life of time deposits. Savings and checking accounts represented the same proportion of the total funding as in 3Q18, and the annualized average weighted cost of deposits was 2.79% in 4Q18, decreasing 7 basis point compared to 3Q18 and 38 basis points compared to 4Q17.

Average weighted
funding cost	4Q17	3Q18	4Q18
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	2.10%	1.82%	1.79%
Time deposits	5.44%	4.97%	4.93%
Total deposits	3.17%	2.86%	2.79%
Long term debt	6.24%	6.01%	5.98%
Loans with banks	2.33%	2.31%	2.52%
Total funding cost	3.39%	3.13%	3.10%

2.2.	Fees and Income from Services

During 4Q18, net fees and income from services totaled COP 735 billion, increasing by 10.1% compared to 3Q18, and by 7.1% compared to 4Q17. The positive annual and quarterly performance in fees is due to higher volumes of transactions and the good performance of credit and debit cards, trust services and bancassurance.

6

4Q18

During 4Q18, there was a change in presentation of fees due to the adoption of IFRS 15, which affected also prior periods.

Fees from credit and debit cards increased by 16.0% compared to 3Q18 and by 32.7% compared to 4Q17. Fees from asset management and trust services increased by 4.1% compared to 3Q18 and 11.5% compared to 4Q17, due to an increase in the assets under management. Fees from our bancassurance business increased by 19.5% compared to 3Q18 and by 11.9% with respect to 4Q17.

The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2018
(COP millions)	Nov-17	Nov-18	Growth	Market Share
Bancolombia VISA	6,327,626	7,642,749	20.78%	11.33%
Bancolombia Mastercard	5,312,484	6,091,418	14.66%	9.03%
Bancolombia American Express	3,461,046	3,292,808	-4.86%	4.88%
Total Bancolombia	15,101,156	17,026,975	12.75%	25.24%
Colombian Credit Card Market	61,266,038	67,458,485	10.11%

CREDIT CARD MARKET SHARE			%	2018
(Outstanding credit cards)	Nov-17	Nov-18	Growth	Market Share
Bancolombia VISA	811,601	892,047	9.91%	5.24%
Bancolombia Mastercard	917,802	998,416	8.78%	5.86%
Bancolombia American Express	567,734	584,773	3.00%	3.43%
Total Bancolombia	2,297,137	2,475,236	7.75%	14.54%
Colombian Credit Card Market	16,756,983	17,025,976	1.61%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 251 billion in 4Q18, decreasing by 26.4% compared to 3Q18 and by 52.7% compared to 4Q17.

Revenues from operating leases totaled COP 164 billion in 4Q18, increasing by 3.5% compared to 3Q18 and by 11.5% compared to those reported in 4Q17. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 7,305 billion at the end of 4Q18 and represented 4.3% of total gross loans, decreasing by 10.0% compared to 3Q18, when past due loans represented 5.1% of total gross loans. During 4Q18, Charge-offs totaled COP 818 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 128.2% at the end of 4Q18, increasing compared to 112.2% at the end of 3Q18.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 4 billion in 4Q18. During the quarter, the 30-day PDLs in SMEs and commercial clients improved significantly. Also, there were some recoveries and restructured loans from some clients. Provision charges (net of recoveries) totaled COP 987 billion in 4Q18.

7

4Q18

Provisions as a percentage of the average gross loans were 2.3% for 4Q18 and 2.3% for the last 12 months.

Cost of risk excluding the corporate cases (Electricaribe, Ruta del Sol and Consorcio Express) was 2.0% for 4Q18 and 1.9% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 9,366 billion, or 5.6% of total loans at the end of 4Q18, decreasing as compared to 3Q18.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q17	3Q18	4Q18
Total 30-day past due loans	6,940,620	8,118,514	7,304,798
Allowance for loan losses (1)	7,462,401	9,111,049	9,365,541
Past due loans to total loans	4.49%	5.09%	4.33%
Allowances to past due loans	107.52%	112.23%	128.21%
Allowance for loan losses as a percentage of total loans	4.83%	5.71%	5.55%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	4Q17	3Q18	4Q18
Commercial loans	67.7%	3.39%	4.29%	3.56%
Consumer loans	18.5%	5.88%	5.61%	4.93%
Mortgage loans	13.2%	7.92%	8.06%	6.95%
Microcredit	0.7%	12.86%	11.75%	12.01%
PDL TOTAL		4.49%	5.09%	4.33%

PDL Per Category			90 days
	% Of loan Portfolio	4Q17	3Q18	4Q18
Commercial loans	67.7%	2.69%	3.64%	3.00%
Consumer loans	18.5%	3.16%	2.97%	2.79%
Mortgage loans*	13.2%	3.60%	3.63%	3.65%
Microcredit	0.7%	9.21%	8.08%	7.83%
PDL TOTAL		2.94%	3.55%	3.08%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 4Q18, operating expenses totaled COP 1,944 billion, increasing by 5.2% with respect to 3Q18 and by 19.2% with respect to 4Q17. Operating expenses increased by 3.6% during 2018. The annual performance is explained by several strategies done in the efficiency front including cost control initiatives, process improvement and digitality.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 742 billion in 4Q18, decreasing by 1.6% compared to 3Q18 and increasing by 49.7% compared to 4Q17.

During 4Q18, administrative expenses totaled COP 854 billion, increasing by 15.8% compared to 3Q18 and by decreasing 6.4% as compared to 4Q17.

8

4Q18

Depreciation and amortization expenses totaled COP 131 billion in 4Q18, decreasing by 0.9% compared to 3Q18 and increasing by 6.5% compared to 4Q17.

As of December 31, 2018, Bancolombia had 31,040 employees, owned 1,022 branches, 5,939 ATMs, 12,395 banking agents and served more than 13 million customers.

2.6.	Taxes

Income tax expense was COP 208 billion for 4Q18, decreasing by 2.4% when compared to the income tax registered in 3Q18, and decreasing by 39.7% compared to 4Q17. The income tax expense for 2018 was COP 978 billion, decreasing by 21.0% when compared to 2017.

This calculation of the income tax is determined based on the information known at 31 December of 2018 and the corresponding adjustments are done in the 4Q18. Additionally, it considers adjustments to the statutory rate used for the calculation of the deferred tax, product of the changes in the tax regulation in Colombia at the end of 2018.

During the 4Q18, there was a recovery of income taxes from prior periods, due to an update and some adjustments in tax positions that were accepted by the Colombian tax regulator.

9

4Q18

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q17	3Q18	4Q18	4Q18/3Q18	4Q18/4Q17
ASSETS
Gross loans	113,609,285	115,612,740	121,355,864	4.97%	6.82%
Allowances for loans	(7,150,727)	(8,276,291)	(8,390,551)	1.38%	17.34%
Investments	18,565,320	17,353,442	18,696,622	7.74%	0.71%
Other assets	17,183,966	17,203,478	17,523,403	1.86%	1.98%
Total assets	142,207,845	141,893,370	149,185,338	5.14%	4.91%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	85,321,406	84,645,861	91,701,091	8.33%	7.48%
Other liabilities	40,213,087	40,921,449	41,021,545	0.24%	2.01%
Total liabilities	125,534,493	125,567,310	132,722,635	5.70%	5.73%
Shareholders' equity	16,673,352	16,326,059	16,462,702	0.84%	-1.26%
Total liabilities and shareholders' equity	142,207,845	141,893,370	149,185,338	5.14%	4.91%

Interest income	3,242,299	3,011,024	3,307,739	9.85%	2.02%
Interest expense	(1,211,002)	(1,085,060)	(1,175,618)	8.35%	-2.92%
Net interest income	2,031,296	1,925,963	2,132,121	10.70%	4.96%
Net provisions	(892,038)	(895,289)	(837,226)	-6.49%	-6.14%
Fees and income from service, net	396,869	402,785	480,731	19.35%	21.13%
Other operating income	282,555	151,372	73,569	-51.40%	-73.96%
Total operating expense	(1,010,814)	(1,248,111)	(1,320,213)	5.78%	30.61%
Profit before tax	807,868	336,721	528,983	57.10%	-34.52%
Income tax	(297,621)	(154,113)	20,614	-113.38%	-106.93%
Net income	510,247	182,608	549,597	200.97%	7.71%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q17	3Q18	4Q18	4Q18/3Q18	4Q18/4Q17
ASSETS
Gross loans	22,405,137	22,519,736	24,504,433	8.81%	9.37%
Allowances for loans	(345,846)	(708,515)	(796,874)	12.47%	130.41%
Investments	2,722,609	3,067,872	3,330,799	8.57%	22.34%
Other assets	3,337,605	3,272,935	4,078,442	24.61%	22.20%
Total assets	28,119,504	28,152,028	31,116,800	10.53%	10.66%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	19,378,355	18,694,296	20,613,125	10.26%	6.37%
Other liabilities	5,662,115	6,444,067	7,148,355	10.93%	26.25%
Total liabilities	25,040,470	25,138,364	27,761,479	10.43%	10.87%
Shareholders' equity	3,079,035	3,013,664	3,355,320	11.34%	8.97%
Total liabilities and shareholders' equity	28,119,504	28,152,028	31,116,800	10.53%	10.66%

Interest income	385,109	405,220	434,627	7.26%	12.86%
Interest expense	(143,521)	(149,987)	(165,620)	10.42%	15.40%
Net interest income	241,589	255,233	269,006	5.40%	11.35%
Net provisions	7,594	(60,257)	(99,557)	65.22%	-1411.05%
Fees and income from service, net	55,145	46,634	52,691	12.99%	-4.45%
Other operating income	5,129	10,886	15,783	44.99%	207.74%
Total operating expense	(174,296)	(154,720)	(165,779)	7.15%	-4.89%
Profit before tax	135,160	97,776	72,144	-26.21%	-46.62%
Income tax	(38,712)	(17,133)	(15,492)	-9.58%	-59.98%
Net income	96,448	80,642	56,653	-29.75%	-41.26%

10

4Q18

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q17	3Q18	4Q18	4Q18/3Q18	4Q18/4Q17
ASSETS
Gross loans	9,114,167	9,629,506	10,582,502	9.90%	16.11%
Allowances for loans	(357,496)	(388,956)	(463,651)	19.20%	29.69%
Investments	622,865	673,037	669,032	-0.59%	7.41%
Other assets	3,564,526	3,143,424	3,884,908	23.59%	8.99%
Total assets	12,944,062	13,057,010	14,672,792	12.37%	13.36%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	9,191,818	9,331,147	10,318,187	10.58%	12.25%
Other liabilities	2,111,769	2,094,468	2,631,684	25.65%	24.62%
Total liabilities	11,303,586	11,425,615	12,949,871	13.34%	14.56%
Shareholders' equity	1,640,476	1,631,395	1,722,920	5.61%	5.03%
Total liabilities and shareholders' equity	12,944,062	13,057,010	14,672,792	12.37%	13.36%

Interest income	248,671	227,039	263,451	16.04%	5.94%
Interest expense	(64,133)	(62,622)	(68,631)	9.60%	7.01%
Net interest income	184,538	164,417	194,820	18.49%	5.57%
Net provisions	(20,486)	(26,953)	(21,889)	-18.79%	6.85%
Fees and income from service, net	46,069	45,789	50,702	10.73%	10.06%
Other operating income	433	721	1,591	120.57%	267.35%
Total operating expense	(116,638)	(104,288)	(117,655)	12.82%	0.87%
Profit before tax	93,916	79,686	107,569	34.99%	14.54%
Income tax	(34,016)	(35,665)	(31,325)	-12.17%	-7.91%
Net income	59,900	44,021	76,244	73.20%	27.29%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q17	3Q18	4Q18	4Q18/3Q18	4Q18/4Q17
ASSETS
Gross loans	8,902,627	9,182,744	10,352,272	12.74%	16.28%
Allowances for loans	(188,369)	(433,581)	(427,747)	-1.35%	127.08%
Investments	1,584,745	1,452,086	1,497,059	3.10%	-5.53%
Other assets	1,892,866	2,102,252	2,134,666	1.54%	12.77%
Total assets	12,191,869	12,303,501	13,556,250	10.18%	11.19%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,472,200	8,552,252	9,522,702	11.35%	12.40%
Other liabilities	2,375,695	2,568,322	2,687,282	4.63%	13.12%
Total liabilities	10,847,895	11,120,574	12,209,984	9.80%	12.56%
Non-controlling interest	20,709	19,987	20,644	3.28%	-0.32%
Shareholders' equity	1,323,265	1,162,940	1,325,623	13.99%	0.18%
Total liabilities and shareholders' equity	12,191,869	12,303,501	13,556,250	10.18%	11.19%

Interest income	232,356	246,278	238,537	-3.14%	2.66%
Interest expense	(91,336)	(96,249)	(102,345)	6.33%	12.05%
Net interest income	141,021	150,030	136,193	-9.22%	-3.42%
Net provisions	(40,232)	(47,990)	(10,541)	-78.04%	-73.80%
Fees and income from service, net	27,067	26,700	29,463	10.35%	8.85%
Other operating income	19,499	10,576	17,793	68.23%	-8.75%
Total operating expense	(121,182)	(122,841)	(125,236)	1.95%	3.34%
Profit before tax	26,172	16,475	47,672	189.36%	82.15%
Income tax	(1,863)	287	(10,343)	-3707.90%	455.11%
Net income before non-controlling interest	24,309	16,762	37,329	122.70%	53.56%
Non-controlling interest	(709)	(746)	(1,060)	42.18%	49.51%
Net income	23,600	16,016	36,269	126.45%	53.68%

11

4Q18

4.	RECENT DEVELOPMENTS

•	November 26, 2018. Bancolombia S.A. announced that its subsidiaries Fiduciaria Bancolombia and Banca de Inversión Bancolombia have entered into an agreement for the sale of 100% of the shares of FiduPerú S.A. Sociedad Fiduciaria, a trust services company incorporated in Peru.

The sale transaction described above is not considered material to the financial statements of Bancolombia S.A. The disclosure of the transaction as a material event is done in compliance with the obligation to disclose the sale of a subsidiary company under Colombian laws (as imposed by Decree 2555 of 2010, Art. 5.2.4.1.2).

•	December 5, 2018. Bancolombia S.A. announced the appointment of Federico Bolaños Coloma as General Manager of Banco Agromercantil de Guatemala - BAM and the other Grupo Bancolombia companies in Guatemala, effective December 19, 2018. Federico Bolaños, who had been working as Manager of the BAM Personal Banking Division, has more than 15 years of experience in the financial sector.

•	December 21, 2018. Bancolombia S.A. announced the signing of an agreement for the sale by Banagrícola S.A., a Bancolombia subsidiary, of Banagrícola S.A.’s shareholdings in Sura Asset Management S.A. – SURA AM, a company specializing in pensions, deposits and investments in Latin America. The shares will be sold to Caisse de Dépôt et Placement du Québec (CDPQ). The transaction is subject to the receipt of certain regulatory approvals.

The shares, totalling 3.65% of the share capital of SURA AM, will be sold for one hundred thirty-five million one hundred seventy-three thousand two hundred thirty-six dollars (US$135,173,236), a sum which will be payable in cash by the buyer once the sale is closed.

12

4Q18

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 13 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4043917 / (574) 4041918

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analyst)

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

13

4Q18

BALANCE SHEET				Growth
(COP million)	Dec-17	Sep-18	Dec-18	dec-18 / sep-18	dec-18 / dec-17	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	15,523,123	13,860,509	15,833,017	14.23%	2.00%	7.19%
Interbank borrowings	1,761,460	1,797,802	1,965,973	9.35%	11.61%	0.89%
Reverse repurchase agreements and other similar secured lend	881,061	1,693,536	931,820	-44.98%	5.76%	0.42%
Financial assets investments	16,377,253	15,721,358	17,361,475	10.43%	6.01%	7.89%
Derivative financial instruments	1,134,372	1,168,618	1,843,708	57.77%	62.53%	0.84%
Loans and advances to customers	160,468,094	164,716,053	173,819,116	5.53%	8.32%	78.97%
Allowance for loan and lease losses	(8,223,103)	(9,987,626)	(10,235,831)	2.49%	24.48%	-4.65%
Investment in associates and joint ventures	1,565,059	1,802,640	2,149,579	19.25%	37.35%	0.98%
Goodwill and Intangible assets, net	6,631,424	6,597,390	7,201,855	9.16%	8.60%	3.27%
Premises and equipment, net	3,127,405	3,171,141	3,368,647	6.23%	7.71%	1.53%
Investment property	1,657,409	1,702,201	1,732,873	1.80%	4.55%	0.79%
Prepayments	287,550	316,419	346,012	9.35%	20.33%	0.16%
Tax receivables	256,721	867,368	634,855	-26.81%	147.29%	0.29%
Deferred tax	148,614	732,206	271,177	-62.96%	82.47%	0.12%
Assets held for sale and inventories	377,003	566,908	636,028	12.19%	68.71%	0.29%
Other assets	1,934,766	1,928,805	2,253,314	16.82%	16.46%	1.02%
Total assets	203,908,211	206,655,328	220,113,618	6.51%	7.95%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	131,959,215	130,334,802	142,128,471	9.05%	7.71%	64.57%	73.47%
Interbank Deposits	1,084,591	1,889,628	1,374,222	-27.28%	26.70%	0.62%	0.71%
Derivative financial instrument	945,853	969,802	1,295,070	33.54%	36.92%	0.59%	0.67%
Borrowings from other financial institutions	13,822,152	15,033,285	16,337,964	8.68%	18.20%	7.42%	8.45%
Debt securities in issue	19,648,714	19,176,927	20,287,233	5.79%	3.25%	9.22%	10.49%
Preferred shares	582,985	569,017	583,997	2.63%	0.17%	0.27%	0.30%
Repurchase agreements and other similar secured borrowing	3,236,128	4,348,220	2,315,555	-46.75%	-28.45%	1.05%	1.20%
Liabilities relating to assets held for sale	102,976	154,790	163,596	5.69%	58.87%	0.07%	0.08%
Current tax	161,966	571,045	166,472	-70.85%	2.78%	0.08%	0.09%
Deferred tax	1,440,198	1,873,392	1,318,295	-29.63%	-8.46%	0.60%	0.68%
Employees benefit plans	697,401	130,911	719,265	449.43%	3.14%	0.33%	0.37%
Other liabilities	5,796,482	6,736,496	6,768,253	0.47%	16.76%	3.07%	3.50%
Total liabilities	179,478,661	181,788,315	193,458,393	6.42%	7.79%	87.89%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.22%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.21%
Appropriated reserves	9,045,155	9,940,172	9,741,774	-2.00%	7.70%	4.43%
Retained earnings	6,183,182	5,288,377	6,565,809	24.16%	6.19%	2.98%
Accumulated other comprehensive income (loss), net of tax	2,546,259	2,584,195	3,202,969	23.94%	25.79%	1.46%
Stockholders’ equity attributable to the owners of the parent company	23,112,964	23,151,112	24,848,920	7.33%	7.51%	11.29%
Non-controlling interest	1,316,586	1,715,901	1,806,305	5.27%	37.20%	0.82%
Total liabilities and equity	203,908,211	206,655,328	220,113,618	6.51%	7.95%	100.00%

14

4Q18

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-17	Dec-18	dec-18 / dec-17	4Q 17	3Q 18	4Q 18	4Q18 / 3Q18	4Q18 / 4Q17
Interest income and expenses
Interest on loans and financial leases
Commercial	8,027,598	7,322,453	-8.78%	1,983,801	1,812,679	1,936,522	6.83%	-2.38%
Consumer	3,822,743	4,220,032	10.39%	1,022,645	1,049,558	1,152,526	9.81%	12.70%
Small business loans	237,266	229,446	-3.30%	58,855	58,144	63,587	9.36%	8.04%
Mortgage	1,831,716	1,881,297	2.71%	412,237	441,353	465,532	5.48%	12.93%
Leasing	2,064,978	1,913,196	-7.35%	505,630	462,748	489,195	5.72%	-3.25%
Interest income on loans and financial leases	15,984,301	15,566,424	-2.61%	3,983,168	3,824,482	4,107,362	7.40%	3.12%
Interest income on overnight and market funds	26,779	36,449	36.11%	6,523	8,490	11,126	31.05%	70.57%
Interest and valuation on Investments
Debt investments, net	159,890	129,017	-19.31%	39,780	2,244	37,348	1564.35%	-6.11%
Net gains from investment activities at fair value through income statement
Debt investments	699,841	472,357	-32.51%	199,761	143,275	152,703	6.58%	-23.56%
Derivatives	(61,667)	(22,575)	-63.39%	(27,433)	(3,404)	(33,971)	897.97%	23.83%
Repos	(116,860)	(51,388)	-56.03%	(37,073)	(12,780)	(10,805)	-15.45%	-70.85%
Other	4,109	(13,784)	-435.46%	(2,405)	3,246	(5,298)	-263.22%	120.29%
Total Net gains from investment activities at fair value through profit and loss	525,423	384,610	-26.80%	132,850	130,337	102,629	-21.26%	-22.75%
Total Interest and valuation on investments	685,313	513,627	-25.05%	172,630	132,581	139,977	5.58%	-18.92%
Total interest and valuation	16,696,393	16,116,500	-3.47%	4,162,321	3,965,553	4,258,465	7.39%	2.31%
Interest expense
Borrowing costs	(672,472)	(583,321)	-13.26%	(148,166)	(149,133)	(162,526)	8.98%	9.69%
Overnight funds	(15,860)	(18,134)	14.34%	(2,484)	(6,949)	(6,017)	-13.41%	142.23%
Debt securities in issue	(1,191,000)	(1,139,456)	-4.33%	(304,478)	(285,000)	(295,066)	3.53%	-3.09%
Deposits	(4,279,316)	(3,852,061)	-9.98%	(1,031,530)	(937,961)	(955,307)	1.85%	-7.39%
Preferred Shares Dividends	(58,714)	(58,714)	0.00%	(14,980)	(14,578)	(14,980)	2.76%	0.00%
Other interest (expense)	(15,624)	(18,530)	18.60%	(3,968)	(3,557)	(5,309)	49.25%	33.80%
Total interest expenses	(6,232,986)	(5,670,216)	-9.03%	(1,505,606)	(1,397,178)	(1,439,205)	3.01%	-4.41%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	10,463,407	10,446,284	-0.16%	2,656,715	2,568,375	2,819,260	9.77%	6.12%
Credit impairment charges on loans and advance and financial leases	(3,879,559)	(4,311,485)	11.13%	(1,072,421)	(1,160,246)	(1,089,891)	-6.06%	1.63%
Recovery of charged-off loans	410,860	459,860	11.93%	159,628	123,786	130,602	5.51%	-18.18%
Credit impairment charges on/recoveries on off balance sheet credit instruments	7,082	5,668	-19.97%	(17,347)	17,166	(20,222)	-217.80%	16.57%
Credit impairment charges/recoveries on investments	-	2,885	0.00%	-	10,669	(7,784)	-172.96%	0.00%
Total credit impairment charges, net	(3,461,617)	(3,843,072)	11.02%	(930,140)	(1,008,625)	(987,295)	-2.11%	6.14%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	7,001,790	6,603,212	-5.69%	1,726,575	1,559,750	1,831,965	17.45%	6.10%
Fees and comissions income
Banking services	648,167	575,248	-11.25%	167,482	140,811	155,653	10.54%	-7.06%
Credit and debit card fees and commercial establishments	1,304,543	1,611,114	23.50%	336,170	384,802	446,227	15.96%	32.74%
Brokerage	22,930	27,074	18.07%	1,794	6,624	5,804	-12.38%	223.52%
Acceptances and Guarantees	63,470	57,366	-9.62%	14,784	13,481	14,916	10.64%	0.90%
Trust	360,364	405,769	12.60%	95,897	102,672	106,904	4.12%	11.48%
Investment banking	39,070	32,204	-17.57%	27,885	6,296	9,140	45.18%	-67.22%
Bancassurance	451,122	523,810	16.11%	142,500	133,370	159,443	19.55%	11.89%
Payments and Collections	535,936	563,223	5.09%	143,606	134,700	145,901	8.32%	1.60%
Other	195,511	198,451	1.50%	64,139	51,545	65,894	27.84%	2.74%
Fees and comission income	3,621,114	3,994,259	10.30%	994,258	974,302	1,109,882	13.92%	11.63%
Fees and comission expenses
Banking services	(508,462)	(542,628)	6.72%	(133,832)	(137,063)	(146,193)	6.66%	9.24%
Other	(566,653)	(670,428)	18.31%	(173,925)	(169,928)	(228,716)	34.60%	31.50%
Fees and comission expenses	(1,075,115)	(1,213,056)	12.83%	(307,757)	(306,991)	(374,909)	22.12%	21.82%
Total fees and comissions, net	2,545,999	2,781,203	9.24%	686,501	667,311	734,973	10.14%	7.06%
Other operating income
Derivatives FX contracts	21,917	267,189	1119.09%	34,391	67,192	249,947	271.99%	626.78%
Net foreign exchange	294,068	(205,798)	-169.98%	42,686	(51,849)	(278,040)	436.25%	-751.36%
Hedging	(3,678)	14,158	484.94%	(778)	3,657	3,914	7.03%	603.08%
Operating leases	563,861	624,062	10.68%	147,264	158,636	164,150	3.48%	11.47%
Gains (or losses) on sale of assets	40,600	75,975	87.13%	27,152	18,258	37,821	107.15%	39.29%
Other reversals	2,546	3,570	40.22%	885	674	989	46.74%	11.75%
Other	658,895	424,646	-35.55%	278,332	144,495	72,086	-50.11%	-74.10%
Total other operating income	1,578,209	1,203,802	-23.72%	529,932	341,064	250,867	-26.45%	-52.66%
Dividends received, and share of profits of equity method investees
Dividends	32,248	67,582	109.57%	11,152	15,288	23,107	51.14%	107.20%
Equity investments	(19,680)	86,399	539.02%	15,470	4,874	61,197	1155.58%	295.59%
Equity method	253,602	187,814	-25.94%	149,109	57,923	16,273	-71.91%	-89.09%
Recoveries/Impairment charges on CGU	(173,339)	168,756	197.36%	(173,339)	-	168,756	0.00%	197.36%
Total dividends received, and share of profits of equity method investees	92,831	510,551	449.98%	2,392	78,085	269,333	244.92%	11159.74%
Total operating income, net	11,218,829	11,098,768	-1.07%	2,945,400	2,646,210	3,087,138	16.66%	4.81%

15

4Q18

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dec-17	Dec-18	dec-18 / dec-17	4Q 17	3Q 18	4Q 18	4Q18 / 3Q18	4Q18 / 4Q17
Operating expenses
Salaries and employee benefits	(2,418,323)	(2,563,561)	6.01%	(555,664)	(650,487)	(617,023)	-5.14%	11.04%
Bonuses	(374,056)	(440,493)	17.76%	60,422	(103,085)	(124,600)	20.87%	-306.22%
Other administrative and general expenses	(2,977,884)	(3,024,769)	1.57%	(912,060)	(737,306)	(853,579)	15.77%	-6.41%
Tax contributions and other tax burden	(727,661)	(692,666)	-4.81%	(32,472)	(158,956)	(142,849)	-10.13%	339.91%
Impairment, depreciation and amortization	(479,111)	(493,902)	3.09%	(122,716)	(131,879)	(130,691)	-0.90%	6.50%
Other expenses	(249,023)	(267,507)	7.42%	(68,682)	(65,342)	(75,152)	15.01%	9.42%
Total operating expenses	(7,226,058)	(7,482,898)	3.55%	(1,631,172)	(1,847,055)	(1,943,894)	5.24%	19.17%
Profit before tax	3,992,771	3,615,870	-9.44%	1,314,228	799,155	1,143,244	43.06%	-13.01%
Income tax	(1,238,598)	(978,022)	-21.04%	(345,556)	(213,442)	(208,224)	-2.44%	-39.74%
Income tax (Prior periods)	-	148,587	0.00%	-	-	98,371	0.00%	0.00%
Profit for the year from continuing operations	2,754,173	2,786,435	1.17%	968,672	585,713	1,033,391	76.43%	6.68%
Non-controlling interest	(139,173)	(127,571)	-8.34%	(66,771)	(42,494)	(31,222)	-26.53%	-53.24%
Net income attributable to equity holders of the Parent Company	2,615,000	2,658,864	1.68%	901,901	543,219	1,002,169	84.49%	11.12%

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: February 21, 2019	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance